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17009894

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGIONS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 W. Peachtree Street, NW, Suite 1400
(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Holloway 404-279-7404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regions Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MY COMMISSION EXPIRES
AUGUST 21, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)

Financial Statements and
Supplemental Information

As of and for the Year Ended December 31, 2016

Contents

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

Board Members of Regions Securities LLC

Managers of RFC Financial Services Holdings LLC

We have audited the accompanying statement of financial condition of Regions Securities LLC, (the Company) as of December 31, 2016, and the related statements of income, changes in subordinated borrowings, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regions Securities LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

Birmingham, Alabama

February 24, 2017

Regions Securities LLC

Statement of Financial Condition

As of December 31, 2016

Assets	
Cash	$ 103,395,156
Receivable from broker-dealers	4,553,452
Deposit with clearing organization	100,000
Deferred tax asset	832,907
Prepaid expenses	370,133
Other assets	4,801
Total assets	$ 109,256,449
Liabilities and member's equity	
Subordinated debt payable to related party	$ 20,000,000
Accrued compensation payable to related party	2,110,000
Payables to related party	1,511,794
Interest payable to related party	135,322
Other liabilities	261,580
Total liabilities	24,018,696
Member's equity:	
Additional paid in capital	59,900,000
Retained earnings	25,337,753
Total member's equity	85,237,753
Total liabilities and member's equity	$ 109,256,449

See accompanying notes.

Regions Securities LLC

Statement of Income

For the Year Ended December 31, 2016

Underwriting fees	$ 22,849,545
Underwriting fees from related party	373,727
Investment Banking fees	279,500
Trading Losses	(2,017,500)
Interest on Trading Positions	768,750
Total revenue	22,254,022
Expenses:	
Salaries and benefits paid to related party	5,618,465
Advertising expenses	958,759
Interest expense paid to related party	622,419
Regulatory fees	482,215
Brokerage & clearing charges	314,462
Management fee paid to related party	366,117
Occupancy expense paid to related party	269,810
Professional fees	283,685
Data & subscription services	279,527
Travel & Entertainment	190,511
Equipment	105,764
Other operating expenses	24,998
Total expenses	9,516,732
Net income before income tax expense	12,737,290
Income tax expense	4,933,160
Net income	$ 7,804,130

See accompanying notes.

Regions Securities LLC

Statement of Changes in Subordinated Borrowings

For the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$ 10,000,000
Changes in Subordinated Borrowings, net	10,000,000
Subordinated borrowings at December 31, 2016	$ 20,000,000

See accompanying notes.

Regions Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2016

	Paid-In Capital	Retained Earnings	Capital
Balance at January 1, 2016	$ 19,900,000	$ 17,533,623	$ 37,433,623
Paid in Capital Contributions	$ 40,000,000	$ –	$ 40,000,000
Net Income	–	7,804,130	7,804,130
Balance at December 31, 2016	$ 59,900,000	$ 25,337,753	$ 85,237,753

See accompanying notes.

Regions Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Operating activities	
Net income	$ 7,804,130
Depreciation and amortization	4,432
Deferred tax benefit from related party	(22,640)
Decrease in trading securities	33,142,500
Decrease in interest receivable	790,104
Increase in receivable from broker dealers	(645,971)
Increase in income taxes payable to related party	1,511,794
Decrease in receivables from related party	369,572
Increase in prepaid expenses	(108,213)
Increase in accrued compensation payable to related party	77,000
Decrease in payables to related party	(675,000)
Increase in interest payable to related party	75,068
Increase in other liabilities	53,925
Net cash from operating activities	$ 42,376,701
Investing activities	
Net cash from investing activities	–
Financing activities	
Paid in capital contributions	40,000,000
Proceeds from subordinated borrowings	10,000,000
Net cash from financing activities	50,000,000
Increase in cash and cash equivalents	92,376,703
Cash and cash equivalents as of January 1, 2016	11,018,453
Cash and cash equivalents at end of period	$ 103,395,156
Supplemental cash flow activities	
Income tax payments (paid to related party)	$ 3,074,434
Interest payments (paid to related party)	$ 547,358

See accompanying notes.

Regions Securities LLC

Notes to Financial Statements

December 31, 2016

1. Organization and Nature of Business

Regions Securities LLC (the Company) is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly owned subsidiary of Regions Financial Corporation (Regions). Regions Securities LLC acts as an introducing broker-dealer offering investment banking services and debt and equity underwriting services primarily to institutional customers of Regions Bank. Regions Bank is a wholly owned subsidiary of Regions that provides deposit, credit and wealth management services.

The Company is registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on July 12, 2012. The Company is a Delaware company and is domiciled in the State of Georgia.

2. Basis of Presentation

The presented financial statements solely represent the legal entity of Regions Securities LLC. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, in the opinion of management, such variances would not be material.

3. Significant Accounting Policies

Cash and Cash Equivalents

Cash includes cash in Regions Bank and deposits in other financial institutions. There are no cash equivalents at December 31, 2016.

Receivables from Broker Dealers

Amounts receivable from broker-dealers at December 31, 2016, consists of underwriting fees associated with debt and equity underwritings where all cash has not been received by year-end.

Prepaid Expenses and Other Assets

Prepaid expenses include an account held with FINRA for purposes of Central Registration Depository (CRD) account payments. This CRD account balance is used for expenses, such as

3. Significant Accounting Policies (continued)

Prepaid Expenses and Other Assets (continued)

exam and state registrations for associates, as well as registrations for the Company. The prepaid expense asset is decreased as these expenses are incurred. Other assets consist of fixed assets.

Deposit with Clearing Organization

Per the contractual agreement with the Company's clearing organization, the Company maintains a minimum of $100 thousand in an escrow account.

Subordinated Debt Payable to Related Party

As of December 31, 2016, the Company had outstanding subordinated borrowings of $20.0 million, comprised as follows:

	Amount Outstanding
Revolving Note, $10,000,000 credit line, LIBOR+250, due April 30, 2018	$10,000,000
Revolving Note, $10,000,000 credit line, LIBOR+250, due September 30, 2018	$10,000,000

The revolving note agreements are with Regions and are eligible for the computation of Net Capital under the Securities and Exchange Commission net capital rule. The Company will not be permitted to repay the borrowings if doing so will result in noncompliance with the minimum net capital requirements. The Company is eligible to repay the current outstanding amount of $20.0 million; however, at this time, there is no intent to repay.

Accrued Liabilities Payable to Related Party

Accruals are made for the purposes further disclosed in Note (4) as well as discretionary bonuses. The accrual is based on a percentage of total revenue for all underwriting fees and all other revenue generating activities.

Member's Equity

Regions has provided capital infusions in prior years to supply the initial funding required for the new membership application process with FINRA and to ensure adequate capital as the Company began participating in debt and equity underwritings. During 2016, Regions provided an additional $40.0 million in capital infusions to the Company to ensure adequate capital due to aging inventory positions.

3. Significant Accounting Policies (continued)

Underwriting Fee Income

Underwriting fees are recorded at the time the underwriting is complete and when the revenue can be reasonably estimated. Any adjustment between actual and estimated revenue is made at the time of final settlement.

Investment Banking Income

Investment Banking fees include revenue earned on advisory services and private placement. Fees are recorded when services are provided and revenue can be easily determined.

Fair Value Measurements

Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price), in an orderly transaction between market participants at the measurement date under market conditions. While management uses judgment when determining the price at which willing market participants would transact when there has been a significant decrease in the volume or level of activity for the asset or liability in relation to "normal" market activity, management's objective is to determine the point within the range of fair value estimates that is most representative of a sale to a third-party investor under current market conditions. The value to the Company if the asset or liability were held to maturity is not included in the fair value estimates.

A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Fair value is measured based on a variety of inputs the Company utilizes. Fair value may be based on quoted market prices for identical assets or liabilities traded in active markets (Level 1 valuations). If market prices are not available, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market are used (Level 2 valuations). Where observable market data is not available, the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data (Level 3 valuations). These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

See Note 6 for additional information on Fair Value Measurements.

3. Significant Accounting Policies (continued)

Expenses

All employees of the Company are also dual employees of Regions Bank. Salaries and benefits, occupancy expense, and other expenses are paid to Regions Bank on a monthly basis. Payments are consistent with the methodology agreed to by Regions Bank and the Company. Terms of the methodology are periodically reviewed by both the Company and Regions Bank.

The Company pays for certain services provided by Regions Bank and Regions through the execution of a shared services agreement. These payments cover administrative costs such as technology support and infrastructure, risk and compliance services, human resources and payroll support, and other general and administrative support.

Income Taxes

The Company is included in the consolidated federal income tax returns and state income tax returns of Regions. The method of allocation for income tax expense is determined based on a tax allocation sharing agreement between Regions and its subsidiaries. The agreement provides that subsidiary tax expense will be computed on a separate company basis taking into consideration tax elections and tax planning strategies of the consolidated tax group. The Company will make payments to or receive payments from Regions as if Regions were the Internal Revenue Service, or state taxing authority as applicable. Under the tax sharing agreement, if a net operating loss exists, the subsidiary receives payment for its loss upon the realization on the respective tax return.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under this method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. The net balance of deferred tax assets and liabilities is reported in other assets in the statement of financial condition. Any effect of a change in federal and state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

The Company evaluates the realization of deferred tax assets based on all positive and negative evidence available at the balance sheet date. Realization of deferred tax assets is based on the Company's judgments about relevant factors affecting their realization including taxable income within any applicable carryback periods, future projected taxable income, reversal of taxable temporary differences and other tax-planning strategies to maximize realization of the deferred

3. Significant Accounting Policies (continued)

Income Taxes (continued)

tax assets. A valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized.

Income tax benefits generated from uncertain tax positions are accounted for using the recognition and cumulative-probability measurement thresholds. Based on the technical merits, if a tax benefit is not more-likely-than-not of being sustained upon examination, the Company records a liability for the recognized income tax benefit. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority. The Company recognizes interest expense, interest income and penalties related to unrecognized tax benefits within current income tax expense.

See Note 7 for additional discussion regarding income taxes.

Other Comprehensive Income

The Company had no components of other comprehensive income for the year ended December 31, 2016.

Recent Accounting Pronouncements and Accounting Changes

ASU 2014-09, Revenue from Contracts with Customers supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry topics of the Codification. The core principle of the ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The required date of adoption is January 1, 2018. The Company has established a revenue recognition standard implementation team, composed from finance management to evaluate the potential impact of adopting this guidance.

4. Related-Party Transactions

The Company holds a cash account with Regions Bank for operating expense purposes. As of December 31, 2016, the balance of this cash account was approximately $531 thousand.

The Company has a deferred tax asset of $833 thousand at December 31, 2016, which will be settled by an adjustment of future tax payments to a related party.

4. Related-Party Transactions (continued)

At December 31, 2016, the Company recorded current federal and state tax payables due to a related party in the amount of $1.5 million.

As of December 31, 2016, the Company had outstanding payables due to a related party of approximately $135 thousand.

As of December 31, 2016, the Company had subordinated borrowings of $20.0 million. The subordinated borrowing is with Regions and is eligible for the computation of Net Capital under the Securities and Exchange Commission net capital rule. Interest payments of approximately $547 thousand were made to Regions in regards to the subordinated borrowing during the year ended December 31, 2016.

During the course of 2016, the Company participated in two related party revenue generating transactions. During the month of February, the Company participated in a debt underwriting for Regions as part of the syndicate. This underwriting resulted in revenue of approximately $168 thousand. During the month of May, the Company again participated in a debt underwriting for Regions as part of the syndicate. This underwriting resulted in revenue of approximately $206 thousand.

The Company utilizes administrative support and similar resources of Regions Bank and Regions through a shared services agreement. Expenses associated with the shared services agreement were approximately $463 thousand for the year ended December 31, 2016.

Finally, the Company reimburses Regions for certain expenses paid on its behalf, such as salaries and benefits and occupancy expenses. These expenses totaled approximately $6.2 million for the year ended December 31, 2016.

5. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 requires the company to maintain minimum net capital, as defined. At December 31, 2016, the Company was in compliance with the net capital requirements of the Rule. As of December 31, 2016, the Company had net capital of approximately $99.5 million which is approximately $99.2 million in excess of the required net capital of approximately $268 thousand. The Company had an aggregate indebtedness percentage of 0.0404:1, which is in compliance with the 12:1 ratio required for broker dealers.

6. Fair Value Measurements

The following table illustrates a roll forward for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2016.

	Year Ended December 31, 2016 (Dollars in millions)							
	Opening Balance	Included in Earnings	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3
Level 3 Instruments Only								
Trading Account Securities	$ 33	(2)	-	(31)	--	--	--	--

The Company held certain trading securities at fair value during fiscal year 2016; however, no such assets or liabilities were present for measurement for the year ended December 31, 2016.

7. Income Taxes

The components of income tax expense (benefit) for the period ended December 31 were as follows:

Current income tax expense:	
Federal	$ 4,239,425
State	716,375
Total current expense	$ 4,955,800
Deferred income tax expense (benefit):	
Federal	$ (30,283)
State	7,643
Total deferred benefit	$ (22,640)
Total income tax expense	$ 4,933,160

Current federal and state income taxes payable due to the Parent of approximately $1.5 million is included in the accompanying Statement of Financial Condition at December 31, 2016.

7. Income Taxes (continued)

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate of 35 percent for the period ended December 31, as shown in the following table:

Tax on income computed at statutory federal income tax rate	$ 4,458,051
Increase in taxes resulting from:	
State income tax, net of federal tax effect	470,611
Other, net	4,498
Income tax expense	$ 4,933,160
Effective tax rate	38.7%

At December 31, 2016, the Company's net deferred tax asset totaled approximately $833 thousand. The total net deferred asset was attributable to accrued compensation that was not currently deductible. The Company determined that a valuation allowance is not required for its deferred tax assets because it is more likely than not that these assets will be realized.

The Company is included in Regions' federal and state income tax returns. In 2015, Regions entered the IRS's Compliance Assurance Process program and is currently under examination for 2015 and 2016. Regions' has been notified that 2017 will be included under this program. Regions is under examination in various state jurisdictions. For years relevant to the Company, Regions is under examination for 2013 and 2014. The Company does not anticipate the ultimate resolution of these examinations will result in a material change to its business, financial position, results of operations or cash flows.

For the period ended December 31, 2016, the Company had no uncertain tax benefits and accordingly, does not expect a significant change from this position during the next twelve months. In addition, the Company has not recognized any interest or penalties associated with income tax positions in its Statement of Income. For the period ended December 31, 2016, the Company did not reflect any liabilities for interest or penalties.

8. Commitments and Contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

8. Commitments and Contingencies (continued)

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2016, and were subsequently settled had no material effect on the financial statements.

9. Subsequent Events

The Company has evaluated all subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Supplemental Information

Regions Securities LLC

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Net capital		
Total member's equity		$85,237,753
Add:		
Liabilities subordinated to claims of general creditors		$20,000,000
Deductions:		
Nonallowable assets:		
Receivables from broker-dealers	$4,553,452	
Receivables from related parties	832,907	
Other assets	374,934	
Total nonallowable assets		5,761,293
Haircuts:		
Securities haircuts	-0-	
Undue concentrations	-0-	
Total haircuts		-0-
Net capital		$99,476,460
Aggregate indebtedness:		
Accounts payable, accrued liabilities, expenses and other		4,018,696
Total aggregate indebtedness		$4,018,696
Percentage of aggregate indebtedness to net capital		4.04%
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		19.00%
Computation of basic net capital requirement		
Minimum net capital requirement (6-2/3% of total aggregate indebtedness) (1)		$267,913
Minimum dollar net capital required (2)		$100,000
Net capital requirement (greater of (1) or (2) above)		$267,913
Excess net capital over net capital requirement		$99,208,547
Net capital in excess of the greater of: 10% of Aggregate Indebtedness or 120% of the minimum dollar net capital requirement of a reporting broker dealer.		$99,074,590

There are no material differences between this computation and the Company's amended unaudited Form X-17A-5 as of December 31, 2016, filed on February 23, 2017.

Regions Securities LLC

Schedule II – Statement Regarding Rule 15c3-3

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities and Exchange Act of 1934 as it relates to the computation of reserve requirements and possession and control requirements as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and otherwise does not hold funds or securities of customers.

Regions Securities LLC Exemption Report

Regions Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2) (ii)].

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Regions Securities LLC

I, Glenn Holloway, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Glenn Holloway
CFO
02/24/17

Building a better working world

Report of Independent Registered Public Accounting Firm

Board Members of Regions Securities LLC
Managers of RFC Financial Services Holdings LLC

We have reviewed management's statements, included in the accompanying Regions Securities, LLC Exemption Report, in which (1) Regions Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Birmingham, Alabama

February 24, 2017